Kim Kaufman To Call Writer Directly: +1 212 909 3148 kim.kaufman@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com June 4, 2025	Facsimile: +1 212 446 4900

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Daniel Greenspan

Re:	BBR ALO Fund, LLC (File No. 811-23567) Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of the above-referenced Fund, transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), provided to the undersigned by Mr. Daniel Greenspan of the Staff on May 29, 2025 and June 3, 2025. The comments of the Staff relate to the Fund's preliminary proxy statement on Schedule 14A and form of proxy filed with the SEC on May 23, 2025 (the "Preliminary Proxy Materials") for a special meeting of shareholders of the Fund (the "Special Meeting") scheduled to be held at 10:00 a.m. Eastern Time on Friday, June 27, 2025, at the offices of BBR Partners, LLC (the "Adviser"), 55 East 52nd Street, 18th Floor, New York, New York 10055.

Set forth below is a summary of the Staff's comments and the Fund's responses thereto. For the convenience of the Staff, the Staff's comments have been restated below, and the Fund's response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Preliminary Proxy Materials.

The Fund plans to file with the SEC the definitive proxy materials and form of proxy relating to the Special Meeting (the "Definitive Proxy Materials") on or about June 4, 2025. The Definitive Proxy Materials will be marked to show changes made primarily in response to comments of the Staff.

1.	Comment: On page 14, under the caption "Introduction" in Proposal 2, the second sentence of the first paragraph states: "On April 28, 2025, the Adviser provided notice to Polen of the termination of the subadvisory agreement among the Adviser, the Fund and Polen, pursuant to its terms, to be effective after the close of business on June 27, 2025." Per Item 22(c)(1)(vi) of Schedule 14A, please describe the circumstances of the termination of the Polen subadvisory agreement.

Response: The disclosure will be revised as follows:

In connection with its duties as the investment adviser to the Fund, the Adviser assesses the nature, extent and quality of the services provided by the Fund's subadvisers and evaluates the performance of each subadviser on an ongoing basis. On April 28, 2025, the Adviser provided notice to Polen of the termination of the subadvisory agreement among the Adviser, the Fund and Polen (the "Polen Subadvisory Agreement"), pursuant to its terms, to be effective after the close of business on June 27, 2025. Among other factors, in determining to terminate the Polen Subadvisory Agreement, the Adviser considered Polen's investment underperformance as compared to the other Current Subadvisers.

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Securities and Exchange Commission

June 4, 2025

2.	Comment: On page 14, under the caption "Information About AllianceBernstein" in Proposal 2, the second sentence of the first paragraph states: "If approved by Shareholders, AllianceBernstein will manage its allocation of the Fund's assets within its AB International Strategic Core Strategy, which focuses on quality, large cap stocks listed outside the United States." Please disclose how the AB International Strategic Core Strategy compares to the investment strategy pursued by Polen, including any material differences between the strategies. If there are no anticipated changes to the investment strategy, please state that fact.

Response: The disclosure will be revised to include the following new sentence after the referenced sentence: "AllianceBernstein will pursue a substantially similar investment strategy to Polen in investing in international large cap stocks."

3.	Comment: On page 15, under the caption "Terms of the Proposed Subadvisory Agreement" in Proposal 2, the last sentence of the fourth paragraph states: "The subadvisory fees are in addition to the asset-based fees, incentive fees or allocations, if applicable, and other expenses charged by AllianceBernstein and indirectly borne by investors." Please clarify the meaning of this sentence, as the Proposed Subadvisory Agreement states that the Fund would pay a fee, computed and payable monthly in arrears, calculated based on the net asset value of the respective allocated portion of the Fund's assets, at an annual rate of 0.30%.

Response: The referenced sentence will be deleted from the Definitive Proxy Materials.

Please telephone the undersigned at 212.909.3148, or Brad A. Green of this office at 212.446.4839, if you have any questions or comments.

Very truly yours,

/s/ Kim Kaufman, Esq.
Kim Kaufman, Esq.

cc:	Brad A. Green, P.C.